SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 5, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Fenbo Holdings Ltd.
Confidential Draft N.3 to Registration Statement on Form F-1
Submitted April 28, 2023
CIK No. 0001957001

Dear Ms. Clark:

We represent Fenbo Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft N.4 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated May 12, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 2 to Draft Registration Statement on Form F-1

Exhibit 23.1, page 1

1.	Please have your auditor’s revise their consent to also include their consent to refer to them as experts in the registration statement.

Response:

The auditor’s consent has been revised to also include their consent to refer to them as experts in the registration statement.

See Exhibit 23.1.

Recent Regulatory Developments in China, page 7

2.	We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please revise to prominently disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response:

The disclosure has been revised to disclose how the Trial Measures apply to this transaction, whether we and relevant parties to this transaction have complied with our obligations under the Trial Measures, and the risks to investors of non-compliance.

See pages II, 8, 31, and 38.

Dividends and Dividend Policy, page 51

3.	Your disclosure indicates that the declaration of a HKD 10 million dividend did not result in a cash outflow, as it was offset against an amount due to a shareholder. Please clarify your accounting, as if you previously owed amounts to a shareholder and declared a dividend, it would appear as though you owed the amounts previously due plus the dividend declared. Clarify which line item in the balance sheet regarding amounts with related parties was effected by this transaction.

Response:

The disclosure has been revised to clarify that the HKD 10 million dividend resulted in the addition to the amount due to a shareholder by the same amount of HKD 10 million.

See page 51.

4.	We note your disclosure that no dividend was declared or paid by you or your Operating Subsidiaries for the fiscal year ended December 31, 2021; however, the activity on page F-5 (consolidated statements of changes in shareholders’ equity) indicates a dividend declared for HKD 3,370,000. Please advise or revise as necessary.

Response:

The disclosure has been revised to reflect that a dividend of HK$3,370,000 was declared and the amount was added to the amount due to related parties for the year ended December 31, 2021.

See page 51.

5.	We note that you declared a dividend of HK$10,000,000 but “there was no cash flow effect as the dividend declared was offset against the amount due to a shareholder.” Please revise to describe in detail the nature and terms of the amount due to such shareholder.

Response:

The disclosure has been revised to reflect that the dividend declared of HK$10,000,000 resulted in the addition to the amount due to the shareholder and that the amount due to such shareholder represented the net balance of the payable to the shareholder as at the year ended date. The amount due to such shareholder was non-interest bearing loans, unsecured and repayable on demand.

See pages 51 and 92.

Related Party Transactions, page 91

6.	Item 7.B. of Form 20-F requires that you include information since the beginning of the company’s preceding three financial years up to the date of the document. Please revise.

Response:

The disclosure has been revised to include the related party transaction information for the years ended December 31, 2020, 2021 and 2022..

See page 91.

Report of Independent Registered Public Accounting Firm, page F-2

7.	Please revise to have your auditor date the report.

Response:

The audit report has been dated.

See page F-1

Financial Statements

Notes to the Consolidated Financial Statements

Note 10. Related party balances and transactions, page F-18

8.	We refer to the sale-leaseback transaction disclosed on page 91. Please address the following:

●	Considering the significance of the transaction, revise note 10 to include disclosure for this transaction required by ASC 850-10-50-1 and note 7 in accordance with ASC 842-20-50-7.

●	Demonstrate how you met sale-leaseback accounting under ASC 842-40-25-1.

●	Provide us with your calculation of the gain.

●	Clarify where the receipt of the HKD13.8 million is in your statement of cash flows.

Response:

● Disclosure has been revised as required by ASC 850-10-50-1

See Note 10 on page F-19

● Disclosure has been revised in accordance with ASC 842-20-50-7

See Note 7 on page F-17.

● ASC 842-40-25-1 refers to the revenue standard (ASC 606) for the purpose of evaluating whether the transfer of an asset should be accounted for a sale. The Company considers that the sales-leaseback accounting is met as detailed below:

-	A legally enforceable contract exists as a formal sale and purchase agreement of the property if entered into between the Company (seller) and Mr. Li Kin Shing, the shareholder (buyer).
-	The right and obligation regarding the transfer of property are clearly defined in the legally enforceable contract, including but not limited to, that the legal title was transferred to the buyer upon the execution; that the risk and reward of the ownership of the property was transferred to the buyer upon the execution; and that the consideration of the property was clearly identified.
-	There is no repurchase right or call option in the sale and purchase agreement which would otherwise indicate that the sale-leaseback is a financing arrangement.

● Calculation of the gain: Sale consideration of HK$13,880,000 minus the carrying net book value of HK$1,349,000 is equal to the gain on disposal of the property of HK$12,531,000, as recognized in the income statement of the Company for the year ended December 31, 2022.

● Disclosure has been added the material non-cash item in the statement of cash flows - the receipt of the HKD13.8 million does not have a cash flow effect and only resulted in the reduction in the amount due to the shareholder.

See page F-6

Exhibits

9.	Please revise to add Exhibit 21, subsidiaries of the registrant. See Item 601(b)(21) of Regulation S-K.

Response:

Exhibit 21 has been added to reflect the subsidiaries of the registrant.

See Exhibit 21.

Keith Margetson has resigned for personal reasons and the Company has accepted the resignation of K. R. Margetson Ltd. as its independent registered public accounting firm and has engaged and appointed Centurion ZD CPA & Co. as its new independent public accounting firm.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Dominic Chan of Centurion ZD CPA & Co. at +852 2126 2388 (email: dominic@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference LLP
Centurion ZD CPA & Co.